SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                                (Amendment No. 3)

                            Bank Plus Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   064446107
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 Name, address and telephone number of person
              authorized to receive notices and communications)

                               July 26, 1999
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                [page 1 of 15]


13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                260,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                260,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                260,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.3%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 2 of 15]


13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,002,200
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,002,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,002,200
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 5.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 3 of 15]


13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,262,200
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,262,200
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,262,200
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 6.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 4 of 15]


13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                672,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                672,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                672,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 3.5%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 5 of 15]


13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,934,700
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,934,700
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,934,700
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                9.97%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 6 of 15]


13D
CUSIP No. 064446107

     The Schedule 13D, initially filed on September 12, 1997 (the "Schedule 13D") by Tontine Partners, L.P., Tontine Financial Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell, relating to the common stock, $.01 par value (the "Common Stock"), of Bank Plus Corporation (the "Company"), whose principal executive offices are located at 4565 Colorado Boulevard, Los Angeles, California 90039, and amended by Amendment No. 1 to the Schedule 13D on November 6, 1997, and further amended by Amendment No. 2 to the Schedule 13D on August 14, 1998, is hereby amended by this Amendment No. 3 to the Schedule 13D as follows.

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock held by TP, TFP, TOF and TFPO is $1,116,819, $9,277,993, $5,706,816, and $2,147,607, respectively. Mr. Gendell does not own directly any shares of Common Stock.

       The shares of Common Stock held by TP, TFP, TOF and TFPO were purchased with working capital and on margin.

       TP, TFP, TOF, and TFPO conduct their margin transactions with ING Baring Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock held by TP, TFP, TOF or TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TFP, TOF or TFPO. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of Transaction

Item 4 is hereby amended as follows:

     A letter was sent to the Members of the Board of Directors of the Company by Mr. Gendell on July 26, 1999. The text of this letter is set forth in Exhibit A attached hereto, and is incorporated herein by reference. An article from American Banker dated July 2, 1999, was enclosed with the letter, is set forth in Exhibit B attached hereto, and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:
       A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 260,000
                         Percentage: 1.3%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 19,408,449 shares of Common Stock issued and outstanding as of April 30, 1999, as reflected in the

                                [page 7 of 15


13D
CUSIP No. 064446107

Company's Form 10Q for the period ending March 31, 1999.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 260,000
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 260,000
              (c) TP did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Tontine Management, L.L.C., the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

       B. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 1,002,200
                         Percentage: 5.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,002,200
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,002,2000
              (c) TFP did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Tontine Management, L.L.C., the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e)  Not Applicable.

      C. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 1,262,200
                         Percentage: 6.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,262,200
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
1,262,200
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days.


                                [page 8 of 15


13D
CUSIP No. 064446107

              (d) Mr. Gendell is the Managing Member of Tontine Management, L.L.C., and has the power to direct the affairs of TP and TFP, including decisions respecting the disposition of the proceeds from the sale of the shares with respect to TP and TFP.
              (e)  Not Applicable.

      D. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 672,500
                         Percentage: 3.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 672,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 672,500
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients (including TOF and TFPO) within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.


       E. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 1,934,700
Percentage: 9.97%
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 1,934,700
                3.  Sole power to dispose or direct the disposition: -0-
                4.  Shared power to dispose or direct the disposition:
1,934,700
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of TFPO, within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

Item No. 7     Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

     Letter dated July 26, 1999 from Mr. Gendell to the Members of the Board of Directors of the Company. Article dated July 2, 1999 from American Banker.


*    *    *    *   *
                                [page 9 of 15]


13D
CUSIP No. 064446107

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 27, 1999          /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.
                                    & Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.
































                                [page 10 of 15]


13D
CUSIP No. 064446107

                                 Schedule A


TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction      Client       Purchased/(Sold)          if any)



06/30/99          TFPO         3,000                   5.72














                                [page 11 of 15]



13D
CUSIP No. 064446107

                                  Exhibit A

Letter dated July 26, 1999 from Mr. Gendell to Members of Board of Directors of the Company

[Letterhead of Tontine Partners, L.P.]
July 20, 1999
Board of Directors
Bank Plus Corporation
4565 Colorado Blvd.
Los Angeles, CA 90039
Dear Members of the Board of Directors:
Nearly one year ago we wrote you with great concern about the future of our Company. Specifically, we were concerned about the large number of subprime credit card loans that our Bank was underwriting. At that time, we called for the removal of management and the immediate sale of the company, or the installation of a management team that could quickly turn around the situation. When you did your search for a new CEO, we were concerned when you settled on Mark Mason, who was then chief financial officer of the Company, and we expressed our concerns to Gordon Smith. While we did not have specific concerns regarding Mark himself, who we find a capable manager, we were concerned with his ability to quickly turn around the situation, given that he was an "insider". An outside chief executive would not have the internal political conflicts of a current employee, and could have taken a more aggressive position.
Over the past nine months, we feel that this management team has done an adequate job given the handicaps that it has had to deal with. The largest handicap was of course the subprime credit card portfolio, which we warned would be significantly riskier than management or the Board realized. In fact, in our previous letter we stated that "our experience has shown that estimated losses will double or triple as management bases their assumptions on computer modeling rather than real life experience." Unfortunately, we were correct and the losses have grown dramatically.
We have been supportive of management and have been vocal in our believe that management should clean up the credit card situation, sell deposits to resize the organization, and meet all of the criteria for a "well capitalized" institution as defined by the regulators. Although management has set forth in this direction, we believe the restructuring should be accelerated as the
                                [page 12 of 15]


financial industry is rapidly evolving and Bank Plus is dropping further behind the competition.
We were very surprised by a recent article in the American Banker, which indicated that management was allegedly presented with an acquisition offer well in excess of our Company's current stock price. As you can read in the attached copy of the article, the author states that the Company was presented with an offer of approximately $9 per share. While we have no idea if this is true, it brings up two important points. First, given the history of this Board and their lack of diligence during the credit card debacle, we would be quite dismayed if such an offer were made and not presented to the shareholders. Second, the Board should seriously consider any offer from a regional institution that can quickly improve operations, clean up the remaining credit card portfolio, and take advantage of the Bank Plus deposit franchise. If a deal is structured as a stock-for-stock exchange, Bank Plus shareholders could participate in the future share price appreciation of the stronger combined institution. These gains could be substantial, especially if there is a "double dip" and the acquirer is subsequently sold.
We again point out that a year ago we brought to your attention the fact that subprime lending was not something to enter in lightly. Regrettably, we as shareholders paid dearly for our Board's lack of diligence in monitoring the
underwriting standards and growth of the subprime portfolio.   We do not want
this to happen again. Whether Bay View or any other bona fide acquirer submits a bid substantially above the current share price, the Board should present such a bid to the shareholders. The shareholders can then collectively decide if this is the best course of action.
The responsibility for this institution is in your hands. Clearly, the current course of action is a viable option, but we reiterate that selling the company to an appropriate competitor might be more profitable for shareholders. There is clearly substantial value in a large deposit base such as that of Bank Plus, where subprime lending problems have hidden the earnings power of the institution. For example, Avondale Financial, a Chicago-based $400 million thrift that also registered substantial losses from subprime lending, recently merged into a larger banking institution that repositioned the Avondale assets and deposits, which has dramatically improved earnings of the combined entity. This deal should provide Avondale shareholders with substantial future gains, especially if the combined entity is acquired in the future.
We believe that Bank Plus' situation is similar to the above example and that time is of the essence. While the asset problems have put a lot of pressure on the Company's capital base, there is still substantial interest in the Company, as the fundamental deposit gathering system remains intact. As shareholders, your interests should be the same as ours. Feel free to call us
                                [page 13 of 15]


13D
CUSIP No. 064446107
any time at (212) 692-3695.  We are always open to discussing our views.
Sincerely,
Jeffrey L. Gendell,
Managing Member of Tontine Management, LLC and
Tontine Overseas Associates LLC











































                                [page 14 of 15]


13D
CUSIP No. 064446107

                                  Exhibit B
American Banker article dated July 2, 1999 uBy MATT ANDREJCZAK
Bay View Capital Corp. of San Mateo, Calif., has made a $175 million bid for ailing Bank Plus Corp. of Los Angeles, according to sources close to the situation.
The $9-per-share offer for $3.5 billion-asset Bank Plus does not include its troubled subprime credit card portfolio, sources said.
Bay View chief financial officer David Heaberlin would not comment directly but said his $5.7 billion-asset company wants to expand beyond the San Francisco area into Southern California. Bank Plus, parent of Fidelity Federal Bank, has $2.8 billion of deposits at 37 branches in the Los Angeles market.
"We are looking at a number of depository institutions, including those that have shareholder unrest," Mr. Heaberlin said in an interview this week.
Bank Plus' largest shareholders have been pushing for a sale since last summer, after the company announced major losses in its mortgage-backed securities business. The company later took massive chargeoffs in its credit card portfolio, which led to 1998 losses of $56.3 million, or $2.90 per share. Bank Plus had outstanding credit card balances of $292 million as of May 31. The thrift's stock hit a low of $2.012 per share in September but has slowly rebounded. Bank Plus shares rose 3.5%, to $5.5625, in trading by late Thursday afternoon.
Neil Osborne, director of investor relations at Bank Plus, would not confirm that Bay View had made an offer, saying only that the thrift company is still seeking a buyer. "The sales process continues, and we have set no deadline," he said.
Analysts said the deal would be a good one for Bay View as long as the credit card portfolio is not included. They said Bay View is hungry for deposits to support its purchase of Franchise Mortgage Acceptance Corp., which originates loans for restaurants, convenience stores, and service stations and later sells them to Wall Street.
By gathering more deposits, Bay View would be in a position to hold, rather than sell, loans that Franchise Mortgage originates, analysts said.
"A thrift like Bank Plus is exactly what they need," said James R. Bradshaw of Pacific Crest Securities in Portland, Ore.
"It would be a nice acquisition," said Erick J. Reim of U.S. Bancorp Piper Jaffray in Minneapolis. "It wouldn't surprise me if it happened."
Still, Mr. Reim warned that a deal for Bank Plus could depress Bay View's stock before the Franchise Mortgage transaction closes in August. He said investors may be uneasy about buying a thrift with a troubled past while at the same time trying to integrate Franchise Mortgage.
Bay View is unlikely to announce any acquisition before September, Mr. Heaberlin said.
Bank Plus has retained two investment firms to handle a potential sale, Keefe, Bruyette & Woods Inc. in New York and Friedman Billings Ramsey & Co. in Arlington, Va.
                                [page 15 of 15]